NEWS

Sequans Communications Announces
Second Quarter 2021 Financial Results
PARIS - August 3, 2021 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G chips and modules, today announced financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Summary Results Table:

(in US$ millions, except share and per share data)	Q2 2021	Q1 2021	Q2 2020
Revenue	$12.9	$12.3	$12.2
Gross profit	7.3	6.2	5.9
Gross margin (%)	56.6%	50.1%	48.3%
Operating loss	(3.4)	(5.8)	(5.6)
Net loss	(1.3)	(11.4)	(19.0)
Diluted earnings per ADS	($0.04)	($0.33)	($0.70)
Non-IFRS diluted earnings per ADS (1)	($0.15)	($0.15)	($0.28)
Weighted average number of diluted ADS	37,118,845	34,664,779	27,150,562
(1) See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3
"Massive IoT was the primary driver of growth in the second quarter, increasing 14% sequentially and 120% year-over-year," said Georges Karam, CEO of Sequans. "Notably, we achieved this growth despite order fulfillment delays brought on by supply chain challenges that are impacting industries across the globe and that limited our overall growth in the quarter. Excluding revenue related to the Verizon Jetpack, revenue would have increased 14% sequentially and 88% year-over-year(1). The increase in our Broadband CBRS business and a new deal for Vertical applications also contributed to growth in the quarter. The significant progress we are making in Massive IoT and CBRS, and the growing relationships with our channel partners, positions Sequans for continued leadership in cellular solutions for Massive and Broadband IoT.”

"Our business pipeline is well over $600 million, with the design win portion increasing by 18% to $280 million since last quarter," continued Mr. Karam. " We are now working on nearly 100 design-win projects, with over 40 projects now in the production phase, primarily in Massive IoT applications along with several Broadband IoT products. The remaining 60 design-wins are advancing to revenue generation as customer projects move to manufacturing and 15 of them have placed pre-production and production orders in the second quarter.”

Mr. Karam concluded, “Thus far we have been able to support new customers in our pipeline with allotments of chips or modules needed to support their full production ramp, despite the overall demand for materials exceeding the available supply. Importantly, given the robust demand we are experiencing, we believe our overall growth trajectory and the investment thesis for our business remain intact, and we expect to achieve our medium and longer-term growth objectives as industry-wide supply challenges subside.”

Q3 2021 Outlook

The following statement is based on management’s current assumptions and expectations and assumes no increase in the severity or duration of the COVID-19 pandemic. This statement is forward-looking and actual results may differ materially.

While customer demand would allow for sequential revenue growth, given the increasing impact of the continued supply chain constraints for materials on the Company’s ability to ship orders, management is unable to provide guidance for the quarter ending September 30, 2021.

_________________

(1) Revenues from the Verizon Jetpack were $5.4 million in the second quarter of 2020 and $1.1 million in the first quarter of 2021. There were no revenues from the Verizon Jetpack in the second quarter of 2021.

Sequans reports second quarter 2021 financial results

Second Quarter 2021 Financial and Operational Results Summary

Revenue for the second quarter was $12.9 million, an increase of 4.4% compared to the first quarter of 2021 and an increase of 5.1% compared to the second quarter of 2020. The increase from the first quarter was primarily due to increased Massive IoT revenues as well as higher Vertical services revenue, partially offset by continued supply chain constraints for materials and the absence of portable router sales.

Gross profit for the second quarter of 2021 was $7.3 million, an increase from the first quarter of $6.2 million and an increase from the prior year second quarter of $5.9 million. Gross margin for the second quarter of 2021 was 56.6% compared to 50.1% in the first quarter of 2021 and 48.3% in the second quarter of 2020. The sequential improvement in gross margin was primarily due to a shift in revenue mix with increased service revenue.
Operating loss was $3.4 million compared to $5.8 million in the first quarter of 2021 and $5.6 million in the second quarter of 2020. The sequential improvement in operating loss was primarily due to a higher gross profit margin on increased sales while operating expenses in the second quarter of 2021 benefited from a one-time net reduction in R&D expense of approximately $1.2 million as a result of an R&D grant recognized in the quarter.

Net loss was $1.3 million, or ($0.04) per diluted ADS, compared to $11.4 million, or ($0.33) per ADS, in the first quarter of 2021 and $19.0 million, or ($0.70) per ADS, in the second quarter of 2020. Net loss in the second quarter of 2021 includes the benefit of the reversal of a non-cash charge related to the fair value of an embedded derivative associated with the Company’s convertible notes that were paid off during the second quarter, partially offset by a foreign exchange loss primarily related to the revaluation of euro liabilities in the quarter.

Non-IFRS Net loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, the non-cash impact of convertible debt amendments, and deferred tax benefit or expense related to the convertible debt and other financings, non-IFRS net loss was $5.6 million, or ($0.15) per ADS, compared to $5.1 million, or ($0.15) per ADS in the first quarter of 2021, and $7.5 million, or ($0.28) per ADS, in the second quarter of 2020.

Cash: : Cash, cash equivalents and short-term deposits at June 30, 2021 totaled $30.3 million compared to $18.5 million at December 31, 2020.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the second quarter of 2021 today, August 3, 2021 at 8:00 a.m. ET /14:00 CET. To participate in the live call, analysts and investors should dial 877-407-0792 or +1 201-689-8263 if outside the U.S. When prompted, provide the event title or access code: 13720879. A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. An audio replay of the conference call will be available until August 17, 2021 by dialing toll free 844-512-2921 or +1 412-317-6671 from outside the U.S., using the following access code:13720879.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding future results of operations and financial positions, business strategy and plans, expectations for Massive IoT and portable router sales, the impact of the Covid-19 on our supply chain and on customer demand, the impact of component shortages and manufacturing capacity, our ability to convert our pipeline to revenue and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2020, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) the impact of Covid-19 on the ability to operate our business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations

Sequans reports second quarter 2021 financial results

have been impacted by government shelter-in-place or similar orders, (xiii) our ability to raise debt and equity financing, and (xv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, conversions and repayments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Kimberly Rogers, +1 385.831-7337, krogers@sequans.com

Condensed financial tables follow

Sequans reports second quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2021	March 31, 2021	June 30, 2020

Revenue :
Product revenue	$7,393	$8,548	$8,774
Other revenue	5,464	3,773	3,457
Total revenue	12,857	12,321	12,231
Cost of revenue
Cost of product revenue	5,133	5,691	5,884
Cost of other revenue	449	452	440
Total cost of revenue	5,582	6,143	6,324
Gross profit	7,275	6,178	5,907
Operating expenses :
Research and development	5,848	7,254	7,512
Sales and marketing	2,297	2,294	1,871
General and administrative	2,507	2,460	2,082

Total operating expenses	10,652	12,008	11,465
Operating loss	(3,377)	(5,830)	(5,558)
Financial income (expense):
Interest income (expense), net	(3,411)	(2,711)	(3,717)
Change in fair value of convertible debt derivative	1,408	(4,090)	(9,141)
Impact of debt reimbursement	5,177	—	—
Foreign exchange gain (loss)	(964)	1,358	(505)
Loss before income taxes	(1,167)	(11,273)	(18,921)
Income tax expense (benefit)	150	147	34
Loss	$(1,317)	$(11,420)	$(18,955)
Attributable to :
Shareholders of the parent	(1,317)	(11,420)	(18,955)
Minority interests	—	—	—
Basic loss per ADS	($0.04)	($0.33)	($0.70)
Diluted loss per ADS	($0.04)	($0.33)	($0.70)
Weighted average number of ADS used for computing:
— Basic	37,118,845	34,664,779	27,150,562
— Diluted	37,118,845	34,664,779	27,150,562

Sequans reports second quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(in thousands of US$, except share and per share amounts)	2021	2020

Revenue :
Product revenue	$15,941	$14,275
Other revenue	9,237	6,728
Total revenue	25,178	21,003
Cost of revenue
Cost of product revenue	10,824	9,781
Cost of other revenue	901	813
Total cost of revenue	11,725	10,594
Gross profit	13,453	10,409
Operating expenses :
Research and development	13,102	14,933
Sales and marketing	4,591	4,135
General and administrative	4,967	4,687

Total operating expenses	22,660	23,755
Operating loss	(9,207)	(13,346)
Financial income (expense):
Interest income (expense), net	(6,122)	(7,208)
Change in fair value of convertible debt derivative	(2,682)	(14,762)
Impact of debt reimbursement	5,177	1,399
Foreign exchange gain (loss)	394	170
Loss before income taxes	(12,440)	(33,747)
Income tax expense (benefit)	297	477
Loss	$(12,737)	$(34,224)
Attributable to :
Shareholders of the parent	(12,737)	(34,224)
Minority interests	—	—
Basic loss per ADS	($0.35)	($1.34)
Diluted loss per ADS	($0.35)	($1.34)
Weighted average number of ADS used for computing:
— Basic	35,894,642	25,502,105
— Diluted	35,894,642	25,502,105

Sequans reports second quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At June 30,	At Dec 31,
(in thousands of US$)	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	$8,103	$9,187
Intangible assets	31,535	25,312
Deposits and other receivables	3,414	588
Other non-current financial assets	374	386
Total non-current assets	43,426	35,473
Current assets
Inventories	5,206	6,225
Trade receivables	7,433	17,277
Contract assets	806	371
Prepaid expenses	2,712	962
Other receivables	6,609	3,264
Research tax credit receivable	6,724	5,110
Short-term deposits	26,500	10,900
Cash and cash equivalents	3,783	7,574
Total current assets	59,773	51,683
Total assets	$103,199	$87,156
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 149,475,334 shares authorized, issued and outstanding at June 30, 2021 (133,934,090 shares at December 31, 2020)	$3,642	$3,269
Share premium	298,434	276,560
Other capital reserves	54,315	46,677
Accumulated deficit	(375,946)	(363,209)
Other components of equity	(414)	(423)
Total equity	(19,969)	(37,126)
Non-current liabilities
Government grant advances, loans and other liabilities	11,364	11,203
Venture debt	—	2,172
Convertible debt	32,912	26,074
Convertible debt embedded derivative	16,611	12,395
Lease liabilities	3,852	4,762
Trade payables	890	851
Provisions	2,241	1,874
Deferred tax liabilities	20	19
Contract liabilities	254	2,397
Total non-current liabilities	68,144	61,747
Current liabilities
Trade payables	16,205	15,701
Interest-bearing receivables financing	10,755	14,228
Venture debt	—	6,104
Lease liabilities	1,213	1,014
Government grant advances and loans	6,658	3,867
Contract liabilities	9,266	13,145
Other current liabilities and provisions	10,927	8,476
Total current liabilities	55,024	62,535
Total equity and liabilities	$103,199	$87,156

Sequans reports second quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Six months ended June 30,
(in thousands of US$)	2021	2020
Operating activities
Loss before income taxes	$(12,440)	$(33,747)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	1,963	1,934
Amortization and impairment of intangible assets	3,721	2,624
Share-based payment expense	2,252	1,292
Increase in provisions	253	(40)
Interest expense, net	6,122	7,274
Change in the fair value of convertible debt embedded derivative	2,682	14,762
Impact of debt reimbursement	(5,177)	—
Convertible debt amendment	—	(1,399)
Foreign exchange loss (gain)	(441)	127
Loss (Gain) on disposal of property, plant and equipment	7	—
Bad debt expense	—	18
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	7,432	(3,709)
Decrease in inventories	1,019	802
Decrease (Increase) in research tax credit receivable	(635)	1,680
Increase in trade payables and other liabilities	6,891	4,310
Decrease in contract liabilities	(7,437)	(5,835)
Increase (Decrease) in government grant advances	561	919
Income tax paid	(270)	(180)
Net cash flow provided by (used in) operating activities	6,503	(9,168)
Investing activities
Purchase of intangible assets and property, plant and equipment	(6,242)	(2,845)
Capitalized development expenditures	(9,535)	(3,048)
Purchase of financial assets	(2,814)	(27)
Decrease of short-term deposit	(15,600)	(17,900)
Interest received	24	20
Net cash flow used in investments activities	(34,167)	(23,800)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	96	32
Public equity offering proceeds, net of transaction costs paid	9,894	29,503
Proceeds (Repayment of) from interest-bearing receivables financing	(3,341)	5,572
Proceeds from convertible debt, net of transaction cost	39,647	—
Proceeds from government loans, net of transaction cost	—	5,392
Proceeds from interest-bearing research project financing	—	405
Payment of lease liabilities	(550)	(786)
Repayment of convertible debt	(8,750)	—
Repayment of government loans	(240)	—
Repayment of venture debt	(8,042)	(2,449)
Repayment of interest-bearing research project financing	(363)	—
Interest paid	(4,480)	(1,215)
Net cash flows from financing activities	23,871	36,454
Net increase (decrease) in cash and cash equivalents	(3,793)	3,486
Net foreign exchange difference	2	(3)
Cash and cash equivalents at January 1	7,574	14,098
Cash and cash equivalents at end of the period	3,783	17,581

Sequans reports second quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	June 30, 2021	March 31, 2021	June 30, 2020
Net IFRS loss as reported	$(1,317)	$(11,420)	$(18,955)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,092	1,160	625
Non-cash change in the fair value of convertible debt embedded derivative	(1,408)	4,090	9,141
Non-cash interest on convertible debt and other financing (2)	1,187	1,085	1,671
Impact of debt reimbursement	(5,177)	—	—
	$(5,623)	$(5,085)	$(7,518)
IFRS basic loss per ADS as reported	($0.04)	($0.33)	($0.70)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.03	$0.02
Non-cash change in the fair value of convertible debt embedded derivative	($0.03)	$0.12	$0.34
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.06
Impact of debt reimbursement	($0.14)	$0.00	$0.00
Non-IFRS basic loss per ADS	($0.15)	($0.15)	($0.28)
IFRS diluted loss per ADS	($0.04)	($0.33)	($0.70)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.03	$0.02
Non-cash change in the fair value of convertible debt embedded derivative	($0.03)	$0.12	$0.34
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.06
Impact of debt reimbursement	($0.14)	$0.00	$0.00
Non-IFRS diluted loss per ADS	($0.15)	($0.15)	($0.28)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$14	$15	$4
Research and development	513	554	266
Sales and marketing	206	217	111
General and administrative	359	374	244
(2) Related to the difference between contractual and effective interest rates

Sequans reports second quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Six months ended June 30,
	2021	2020
Net IFRS loss as reported	$(12,737)	$(34,224)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	2,252	1,292
Non-cash change in the fair value of convertible debt embedded derivative	2,682	14,762
Non-cash interest on convertible debt and other financing (2)	2,272	2,965
Non-cash impact of deferred tax income (loss)	—	398
Impact of debt reimbursement	(5,177)	—
Non-cash impact of convertible debt amendment	—	(1,399)
	$(10,708)	$(16,206)
IFRS basic loss per ADS as reported	($0.35)	($1.34)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.06	$0.05
Non-cash change in the fair value of convertible debt embedded derivative	$0.07	$0.57
Non-cash interest on convertible debt and other financing (2)	$0.06	$0.11
Non-cash impact of deferred tax income (loss)	$0.00	$0.02
Impact of debt reimbursement	($0.14)	$0.00
Non-cash impact of convertible debt amendment	$0.00	($0.05)
Non-IFRS basic loss per ADS	($0.30)	($0.64)
IFRS diluted loss per ADS	($0.35)	($1.34)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.06	$0.05
Non-cash change in the fair value of convertible debt embedded derivative	$0.07	$0.57
Non-cash interest on convertible debt and other financing (2)	$0.06	$0.11
Non-cash impact of deferred tax income (loss)	$0.00	$0.02
Impact of debt reimbursement	($0.14)	$0.00
Non-cash impact of convertible debt amendment	$0.00	($0.05)
Non-IFRS basic loss per ADS	($0.30)	($0.64)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$30	$9
Research and development	1,067	538
Sales and marketing	423	235
General and administrative	732	510
(2) Related to the difference between contractual and effective interest rates